Exhibit 99.1

N E W S R E L E A S E

Palm Beach County Upgrading to Latest Siyata Technology

Deployment to begin in fourth quarter of 2024

Vancouver, BC – November 26, 2024 – Siyata Mobile Inc. (NASDAQ: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (“PoC”) devices and cellular signal booster systems, announced today that the School District of Palm Beach County, in Florida, a current Siyata customer, and one of the ten largest school districts in the United States, is upgrading its existing Siyata communications solution to Siyata’s latest generation SD7 handsets and VK7 Vehicle Kits with AI-enabled noise cancelling speaker microphones.

Marc Seelenfreund, CEO of Siyata, stated, “For more than five years, the School District of Palm Beach County has been a customer of Siyata using our UV350 In-Vehicle devices, and has experienced the many benefits of our smartphone technology. Upgrading to newer devices with our noise cancelling remote speaker microphones will make communications even clearer for school bus drivers, and safer for both their drivers and their students.”

Shane Searchwell, Director of Transportation Services for The School District of Palm Beach County, commented, “Siyata’s solutions have served us well over the last several years, and we are eager to upgrade to the latest technology to further improve communications for our bus drivers. There can be a lot of background noise on school buses, so the AI-enabled noise cancelling feature in Siyata’s devices will undoubtedly further improve the clarity of communications in our bus operations.”

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA”, and our public warrants trade on the Nasdaq under the symbol “SYTAW”.

Visit www.siyata.net and unidencellular.com to learn more.

Investor Relations:

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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